FRANKLIN OGELE

Attorney at Law
One Gateway Center, Suite 2600
Newark, NJ 07102
Email: fogele@msn.com

Phone (973) 277 4239   *Bar Admissions*
Fax (862) 772 3985   *New York and New Jersey*

November 7, 2016

Alliance Freight Lines Inc.
2195 Arthur Avenue
Elk Grove Village, IL 60007

Re: Opinion of Counsel – Registration Statement on Form 1-A

To the Board of Directors:

I have been engaged as counsel to Alliance Freight Lines Inc. in connection with the preparation and filing of a registration statement on Form 1-A. The registration statement covers the registration under the Securities Act of 1933 of 15,000 notes, Convertible Notes and its underlying common shares to be sold by Alliance Freight Lines Inc., a Delaware corporation.

In connection with the opinion contained herein, I have examined the registration statement, the articles of incorporation and bylaws, the minutes of meetings of its board of directors, as well as all other documents necessary to render an opinion. In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, I am of the opinion that the 15,000 notes and the underlying common shares being sold pursuant to the registration statement are duly authorized and will be, when issued in the manner described in the statement, legally and validly issued, fully paid and non-assessable. Additionally, the Notes, when issued, shall constitute a binding contractual obligation of the Issuer.

The opinion letter is limited to the General Corporation Law of Delaware and the judicial decisions interpreting those laws. I express no opinion as to matters relating to securities or blue sky laws of any jurisdiction or any rules and regulations thereunder. I assume no duty or obligation to supplement this opinion if any applicable law changes after the date hereof or if I become aware of any fact that might change the opinion expressed herein after the date hereof.

I further consent to the use of this opinion as an exhibit to the registration statement and to the reference to me in the prospectus made part of the registration statement.

Yours very truly,

/s/ Franklin I. Ogele
Franklin I. Ogele